

June 21, 2021

J. Christopher Douglas
Executive Vice President and Chief Financial Officer
Healthcare Realty Trust Incorporated
3310 West End Avenue, Suite 700
Nashville, TN 37203

Re: Healthcare Realty Trust Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 10, 2021
Form 8-K Filed May 5, 2021
File No. 001-11852

Dear Mr. Douglas:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 8-K filed May 5, 2021

Exhibits

1. We note your disclosure of the value of your real estate properties in Exhibit 99.1. Please tell us what consideration you gave to disclosing the valuation methodologies used, to disclosing significant assumptions and inputs that were used in your valuation, and to providing a sensitivity analysis for such assumptions and inputs.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Jennifer Monick, Assistant Chief Accountant at (202) 551-3295 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction